500 Fifth Avenue Suite 1530 New York, NY 10110 Main: (212) 355-7800

July 6, 2018

VIA HAND DELIVERY AND EDGAR

Wilson K. Lee
Senior Staff Accountant
 Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Seritage Growth Properties Form 10-K for the fiscal year ended December 31, 2017 Filed February 28, 2018 File No. 001-37420

Dear Mr. Lee:

On behalf of Seritage Growth Properties (“Seritage Growth Properties” or the “Company”), set forth below are the responses to the comments of the Staff of the Office of Real Estate and Commodities (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2018, regarding the Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K.  All page references in the responses set forth below refer to pages of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 5 – Leases, page F - 21

1.
We note that the Master Lease provides the Company with the right to recapture up to approximately 50% of the space occupied by Sears Holdings at the Wholly Owned Properties. To the extent material, please disclose in future filings the amount of lease termination payments incurred by the Company with respect to recaptured space occupied by Sears Holdings.

Response:  The Company respectfully advises the Staff that, pursuant to the Master Lease, there are no lease termination payments due to Sears Holdings when the Company exercises its right to recapture up to approximately 50% of the space occupied by Sears Holdings at the Wholly Owned Properties.

There may, however, be lease termination payments due to Sears Holdings when the Company exercises its right to recapture 100% of the space occupied by Sears Holdings at the Wholly Owned Properties, or if the Company coverts its 50% recapture rights to 100% recapture rights.  The Company respectfully advises the Staff that, to the extent material, it will disclose in future filings the amount of such lease termination payments where it discusses its recapture activity under Note 5 – Leases.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson, at (212) 859-8689 or at Joshua.Wechsler@friedfrank.com.

Sincerely yours,

/s/ Brian Dickman

Brian Dickman
Executive Vice President and Chief Financial Officer Seritage Growth Properties

Enclosures
cc:	Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson